UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

Quaker Chemical Corporation
Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 8

Additional Information*

Schedule I – Schedule of Assets (Held at End of Year)	9

*      Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	10

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
June 25, 2012

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2011		2010
Assets
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$2,294,384		$2,804,982
Vanguard 500 Index Fund Investor Shares	8,210,535	*	9,216,236	*
Vanguard Balanced Index Fund Investor Shares	1,614,161		1,401,429
Vanguard Extended Market Index Fund Investor Shares	1,991,372		2,287,032
Vanguard International Growth Fund Investor Shares	2,594,451		3,373,835	*
Vanguard Prime Money Market Fund	10		59,582
Vanguard Target Retirement 2005 Fund	175,975		170,619
Vanguard Target Retirement 2010 Fund	712,976		676,474
Vanguard Target Retirement 2015 Fund	1,118,086		1,145,446
Vanguard Target Retirement 2020 Fund	1,303,127		1,170,062
Vanguard Target Retirement 2025 Fund	1,432,782		1,451,553
Vanguard Target Retirement 2030 Fund	839,810		981,054
Vanguard Target Retirement 2035 Fund	508,968		339,508
Vanguard Target Retirement 2040 Fund	397,332		284,656
Vanguard Target Retirement 2045 Fund	248,461		167,865
Vanguard Target Retirement 2050 Fund	178,840		126,038
Vanguard Target Retirement 2055 Fund	35,245		—
Vanguard Target Retirement Income	481,356		421,274
Vanguard Total Bond Market Index Fund Investor Shares	5,087,168	*	5,305,709	*
Vanguard U.S. Growth Fund Investor Shares	1,646,176		1,897,610
Vanguard Windsor II Fund Investor Shares	2,067,483		2,555,373
Total registered investment companies	32,938,698		35,836,337
Vanguard Retirement Savings Trust	11,227,197	*	9,295,025	*
Quaker Chemical Corporation Stock Fund #	12,992,743	*	11,220,391	*
Vanguard Brokerage Option:
Common stock	234,255		247,952
Registered investment companies	37,038		7,258
Total investments at fair value	57,429,931		56,606,963
Receivables:
Employer's contributions	114,304		211,135
Participant contributions	—		171,644
Participant notes receivable	1,481,325		1,356,153
Other receivable	—		25,352
Total receivables	1,595,629		1,764,284

Total assets	59,025,560		58,371,247

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(519,891)		(366,021)

Net assets available for benefits	$58,505,669		$58,005,226

* Represents 5% or more of net assets available for benefits
# A portion of this investment is non participant-directed

The accompanying notes are an integral part of the financial statements

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended
	December 31,
	2011	2010
Additions
Investment income:
Interest and dividend income, investments	$1,476,502	$1,210,063
Interest income, participant loans	64,025	58,465
Net (decrease) increase in fair value of investments	(1,367,897)	10,016,549
	172,630	11,285,077

Contributions:
Employer	1,881,245	1,867,456
Participant	3,182,256	3,015,759
	5,063,501	4,883,215

Total additions	5,236,131	16,168,292

Deductions:
Payment of benefits	4,735,688	3,651,066
Total deductions	4,735,688	3,651,066

Net increase	500,443	12,517,226

Net assets available for plan benefits:
Beginning of year	58,005,226	45,488,000
End of year	$58,505,669	$58,005,226

The accompanying notes are an integral part of the financial statements

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc.  (“AC”) and Epmar Corporation (“Epmar”)). The Plan is administered by the Pension Plan Committee, which is appointed by the Company’s Board of Directors and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Plan Amendments

The Plan was amended and restated generally effective January 1, 2010, except as otherwise provided for in the Plan.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits.  At the discretion of the Pension Committee, the Plan matches 50% of each participant's contribution up to 6% of compensation, except, for plan years ending before 2011, those participants designated as AC participants or Epmar participants.  Beginning in 2011, AC and Epmar have the ability to make discretionary matching contributions on behalf of AC and Epmar participants, respectively.  In addition, the Plan provides for a nonelective nondiscretionary contribution on behalf of Company non-bargaining participants who have completed one year of service equal to 3% of the eligible participant's compensation.  All employer contributions may be allocated to the Company Stock Fund, at the sole discretion of the Pension Plan Committee.  Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary nonelective contributions, which are allocated on the basis of eligible participants’ applicable compensation. Upon completing one year of service, an eligible participant is eligible to receive discretionary nonelective contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.  Epmar participants are not eligible for a discretionary nonelective contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions are made with respect to catch-up contributions.

The Company makes its nonelective nondiscretionary contribution and a portion of its discretionary matching contribution in shares of Company common stock.  Non-cash contributions made by the Company were $1,499,789 and $1,488,806 in 2011 and 2010 respectively.

Participant Accounts

Each participant’s account is credited or deducted with the participant’s contribution and any applicable expenses and allocation of the Company’s contributions and any Plan earnings and losses.

Participant Notes Receivable

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years except for principal residence loans. Interest rates at December 31, 2011 and December 31, 2010 ranged from 4.25% to 10.25%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account.  In addition, a participant may elect to take an in-service distribution from their rollover account (effective November 1, 2010) or upon reaching age 59-1/2 (after 2010).  If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in Company matching contributions, Company discretionary nonelective contributions, Company nondiscretionary nonelective contributions and employee deferrals plus actual earnings upon entering the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 4 – Fair Value Measures for further information.

Purchases and sales of investments are recorded on a trade-date basis. Net increase (decrease) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Participant Notes Receivable

Participant loans are classified as a plan receivable rather than an investment at fair value.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are recorded as a distribution based on the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for investment options in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – VANGUARD RETIREMENT SAVINGS TRUST

The Vanguard Retirement Savings Trust (“VRST”) is composed of an investment in a master trust which invests in fully benefit-responsive contracts.  As described in the Financial Accounting Standards Board’s (“FASB”) guidance on fully benefit-responsive investment contracts, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the plan.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Contract value, as reported by VRST, represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The difference between fair value and contract value of the underlying investments is reflected over time through the crediting rate formula provided for in the master trust’s investment contracts. The crediting interest rate is reset quarterly based on the performance of the underlying assets.  Certain events limit the Plan’s ability to transact at contract value, including: 1) Premature termination of the contracts by the Plan; 2) Plan termination; and 3) Bankruptcy of the Plan sponsor.  The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.  Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to previously established investment guidelines.

The Plan’s investment in the VRST is included in the Statements of Net Assets Available for Benefits at its fair value, which is adjusted to contract value on a separate adjustment line to derive net assets available for benefits.  The average yield earned by the VRST was 2.94% and 2.92% for the years ended December 31, 2011 and December 31, 2010, respectively, but the average yield that was earned by the VRST credited to the trust’s participants was 2.90% and 2.88% for the years ended December 31, 2011 and December 31, 2010, respectively.

In 2008, the Plan adopted FASB’s guidance regarding the presentation and disclosure of fully benefit-responsive contracts in a defined contribution plan, however, determined that the difference between fair value and contract value was not material.  The Plan sponsor determined in 2011 that the difference between fair value and contract value of the Vanguard Retirement Savings Trust was material, and accordingly, adjusted the Statements of Net Assets Available for Benefits.  Prior periods have been retrospectively adjusted.

NOTE 4 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements, which establishes a common definition for fair value to be applied to guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.  This guidance does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies, which represent the net asset values of shares held by the Plan, are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Small Capitalization Stock Fund

The small capitalization stock fund is comprised of investments in the Quaker Chemical Stock Fund, which is composed of shares of the Company and uninvested cash.  The shares of the Company are traded in an exchange and active market and are classified as a Level 1 investment.

Common Stock

Common stock is valued at quoted market prices in an exchange and active market, and is classified as a Level 1 investment.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Common/Collective Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption value of units owned by the Plan at year end.  Units of the trust are not available in an active exchange and active market, however, the fair value is determined based on the underlying investments in the Vanguard Retirement Master Trust as traded in an exchange and active market and is classified as a Level 2 investment.

The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2011 and December 31, 2010, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2011
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2011	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$11,935,497	$11,935,497	$—	$—
Mid-capitalization registered investment companies	1,991,372	1,991,372	—	—
Small capitalization registered investment companies	2,294,384	2,294,384	—	—
Large capitalization international registered investment companies	2,594,451	2,594,451	—	—
Fixed income registered investment companies	5,087,168	5,087,168	—	—
Balanced fund registered investment companies	9,047,119	9,047,119	—	—
Small capitalization stock fund	12,992,743	12,992,743	—	—
Common stock	234,255	234,255	—	—
Money market fund registered investment companies	25,745	25,745	—	—
Common/Collective Trust	11,227,197	—	11,227,197	—

Total	$57,429,931	$46,202,734	$11,227,197	$—

		Fair Value Measurements at December 31, 2010
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2010	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$13,669,219	$13,669,219	$—	$—
Mid-capitalization registered investment companies	2,287,032	2,287,032	—	—
Small capitalization registered investment companies	2,804,982	2,804,982	—	—
Large capitalization international registered investment companies	3,373,835	3,373,835	—	—
Fixed income registered investment companies	5,305,709	5,305,709	—	—
Balanced fund registered investment companies	8,335,978	8,335,978	—	—
Small capitalization stock fund	11,220,391	11,220,391	—	—
Common stock	247,952	247,952	—	—
Money market fund registered investment companies	66,840	66,840	—	—
Common/Collective Trust	9,295,025	—	9,295,025	—

Total	$56,606,963	$47,311,938	$9,295,025	$—

NOTE 5 – NON PARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution and nonelective contribution to the Company Stock Fund.  Participants and beneficiaries may direct these matching contributions and nonelective contributions (automatically invested in the Company Stock Fund) to another investment fund.  Information about the net assets and components of the changes in net assets relating to the non participant-directed portion of this Company Stock Fund is as follows:

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

	As of December 31,
	2011	2010
Net Assets:
Company stock fund	$3,563,693	$3,406,519

	For the Year Ended
	December 31,
	2011	2010
Changes in net assets:
Interest and dividend income	$83,548	$85,691
Net (decrease) increase in fair value of investments	(167,460)	1,950,269
Contributions	795,719	595,248
Distributions	(554,633)	(1,190,640)
	$157,174	$1,440,568

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 7 - INVESTMENTS

The Plan’s investments, which include gains and losses on investments bought and sold as well as held during the year, (decreased) increased in value as follows:

	For the Year Ended
	December 31,
	2011	2010
Registered investment companies	$(891,009)	$3,615,448
Common stock	(476,888)	6,401,101
	$(1,367,897)	$10,016,549

NOTE 8 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 9 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has since been amended and restated effective January 1, 2010. The amended and restated Plan was submitted to the Internal Revenue Service for a favorable determination in January 2011.  The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, therefore, the plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.

Quaker Chemical Corporation                                                                                                                                                                                                                                   Schedule I
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2011

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$2,294,384
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	8,210,535
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	1,614,161
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	1,991,372
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	2,594,451
*	Vanguard Prime Money Market Fund	Registered Investment Company	10
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	175,975
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	712,976
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,118,086
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,303,127
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,432,782
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	839,810
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	508,968
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	397,332
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	248,461
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	178,840
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	35,245
*	Vanguard Target Retirement Income	Registered Investment Company	481,356
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	5,087,168
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	1,646,176
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	2,067,483
*	Vanguard Brokerage Option	Vanguard Brokerage Option	271,293
*	Vanguard Retirement Savings Trust	Common/Collective Trust	10,707,306
*	Quaker Chemical Corporation **	Common Stock Fund	12,992,743
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (4.25% to 10.25%)	1,481,325
Total assets held for investment purposes			$58,391,365

*       Party in Interest
**     In part, a non participant-directed investment, for which cost is $7,316,669

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 25, 2012	By:	/s/ Mark A. Featherstone
Vice President – Treasurer and Chief Financial Officer